February 1, 2011
QMM: NYSE AMEX
QTA: TSX VENTURE
NR-02-11

QUATERRA RESOURCES INC. TO PRESENT LIVE, ONLINE AT
RETAILINVESTORCONFERENCES.COM ON FEBRUARY 3, 2011

Company invites investors and analysts to attend interactive real-time virtual conference

VANCOUVER, B.C — Quaterra Resources, Inc. (NYSE:Amex QMM; TSXV QTA) today announced that the Company’s President and CEO, Thomas Patton, will present at RetailInvestorConferences.com.

DATE: February 3rd, 2011
TIME: 11:00 AM EST
LINK: www.retailinvestorconferences.com

This will be a live, interactive online event where investors are invited to ask the Company questions in real-time both in the presentation hall as well as the Company’s “virtual trade booth.” If attendees are not able to join the event live in real-time, an on-demand archive will be available for 90 days.

It is recommended that investors pre-register to save time and receive event updates.

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About Quaterra Resources Inc.

Quaterra Resources Inc. (NYSE:Amex QMM; TSXV QTA) is a junior exploration company focused on making significant mineral discoveries in North America. The Company uses in-house expertise and its extensive network of consultants, prospectors and industry contacts to identify, acquire and evaluate prospects in mining-friendly jurisdictions with the potential to host large base metal, precious metal or uranium deposits. Its principal projects are in central Mexico where it explores for precious metals, and the western United States where it is focused on base metals, and copper in particular.

For more information, please visit: www.quaterra.com

About RetailInvestorConferences.com:

RetailInvestorConferences.com, created by BetterInvesting (NAIC) PR

Newswire and MUNCmedia, is the first monthly virtual investor conference series that provides an interactive forum for presenting companies to meet directly with retail investors using a graphically-enhanced online platform.

Designed to replicate the look and feel of location-based investor conferences, Retail Investor Conferences unites PR Newswire’s leading-edge online conferencing and investor communications capabilities with BetterInvesting’s extensive retail investor audience network and MUNCmedia’s sophisticated retail investor targeting.

Some statements contained in this news release are forward-looking statements within the safe harbor of the Private Securities Litigation Reform Act of 1995. These statements generally are identified by words such as the Company “believes”, “expects”, and similar language, or convey estimates and statements that describe the Company’s future plans, objectives or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Further information regarding risks and uncertainties which may cause results to differ materially from those projected in forward-looking statements, are included in filings by the Company with securities regulatory authorities. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws. References may be made in this press release to historic mineral resource estimates. None of these are NI 43-101 compliant and a qualified person has not done sufficient work to classify these historic estimates as a current mineral resource. They should not be relied upon and Quaterra does not treat them as current mineral resources.

Expanded information on the Company’s projects is described on our website at www.quaterra.com or contact Gerald Prosalendis at 604-641-2746 or email: corpdev@quaterra.com.

The TSX Venture Exchange and the American Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.

RetailInvestorConferences.com
Bradley H. Smith
+1.917.680.6011
Bradley.smith@muncmedia.com